UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX customers drive $0.9 billion in Black Friday-Cyber Monday sales

Black Friday-Cyber Monday recorded GMV growth of 19% in FXN and 21% in orders YoY

New York, December 3rd, 2024 – VTEX (NYSE: VTEX), the composable and complete commerce platform for premier brands and retailers, announced today that VTEX customers reached a GMV of US$0.9 billion over Black Friday-Cyber Monday week*. Compared to 2023, orders increased 21% and GMV grew 19% in FX-neutral and 1% in USD, reflecting the impact of foreign exchange dynamics.

In this edition, across the 43 countries where VTEX operates, the top-performing verticals were Electronics, Home, Furniture & Decoration and Apparel & Accessories achieving GMV FX-neutral growth of 51%, 31% and 19%, respectively.

“This Black Friday marked another robust moment for our customers worldwide, reinforcing our commitment to providing a reliable and high-performance platform that drives profitable growth and innovation in an ever-evolving market,” said Geraldo Thomaz, founder and co-CEO at VTEX. “On top of our B2C results, we’re seeing significant B2B growth, highlighting the undergoing expansion of the B2B market and the attractive opportunity we’re tapping into. This multi-channel momentum further solidifies our position as the backbone for connected commerce, poised to unlock high-growth opportunities across both B2C and B2B sectors.”

“The era of complex and expensive solutions is over. Our composable and complete platform integrates all sales channels and OMS into a unified solution, enabling our customers to test, implement, optimize, and scale omnichannel strategies with agility and efficiency. We will continuously push the boundaries to optimize our customers’ conversion and investments and fuel their profitability. Seeing VTEX empower customers to succeed, outpace market growth, and achieve this with a lower total cost of ownership is incredibly inspiring and reaffirms our mission to shape the future of commerce,” he added.

VTEX Black Friday-Cyber Monday week* 2024 Highlights:

●
Black Friday-Cyber Monday week* sales reached the highest peak on November 29th, at 11:28 am ET, when VTEX customers registered 4.6 thousand orders per minute.
●
VTEX enabled 9.0 million consumer orders globally from their preferred brands and retailers during Black Friday-Cyber Monday week* 2024, representing a year-over-year increase of 21%.
●
1/3 of total orders were omnichannel resulting from physical stores integrations.

Along with the global sales growth, the VTEX platform has also delivered scalability, reliability, and security, giving peace of mind to its customers during Black Friday-Cyber Monday week*.

* The Black Friday disclosed data is based on gross merchandise volume (GMV) and orders by VTEX customers around the world from 26/Nov/2024 00:00 UTC (Tuesday) to 02/Dec/2024 23:59 UTC (Monday), and compared to 21/Nov/2023 00:00 UTC (Tuesday) to 27/Nov/2023 23:59 UTC (Monday).

About VTEX

VTEX (NYSE: VTEX) is the composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability.

VTEX is trusted by 2,600 global B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3,500 active online stores across 43 countries (as of FY ended on December 31, 2023). For more information, visit www.vtex.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements concerning commerce trends. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. VTEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment.

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 3, 2024

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer